Recon Capital Series Trust

145 Mason street

Greenwich, CT 06830

April 5, 2016

Via EDGAR

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Recon Capital Series Trust (the “Registrant”) File No. 811-22732

Dear Ms. Fettig:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the following filings of Recon Capital Series Trust (the “Trust”) and its series (each a “Fund” and, collectively, the “Funds”), as provided orally to Bibb L. Strench of this office in January 2016:

1.         certified shareholder report on Form N-CSR;

2.         annual report of proxy voting record on Form N-PX; and

3.         40-17G fidelity bond filing.

The Staff’s comments and our responses are discussed below.

Certified Shareholder Report on Form N-CSR

Comment 1:	In the EDGAR system, please add the ticker symbols to the Series/Class Information for the Trust.
Response:	The Trust is in the process of adding each Fund’s ticker symbol to the Series/Class Information for the Trust on EDGAR.
Comment 2:	Please include a statement, as required by Item 27(b)(7)(ii)(B) of Form N-1A, “to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.”

Response:	The statement set forth in Comment 2 will be included in the next shareholders’ report and future shareholders’ reports.
Comment 3:	Management Discussion of Fund Performance: In the line graph, please use an “appropriate broad-based securities market index” that meets the definition of that term, such as the S&P 500. See Item 27(b)(7)(ii)(A).
Response:	A line graph of the S&P 500 Index or another broad-based securities market index will be included in the Management Discussion of Fund Performance table in the next semi-annual or annual shareholders’ report, as applicable.
Comment 4:	Management Discussion of Fund Performance – Recon Capital Nasdaq-100 Covered Call ETF: Please discuss how derivatives contribute to or detract from the fund’s performance. This discussion should be clear and simple.
Response:	As indicated in its Prospectus, the Recon Capital Nasdaq-100 Covered Call ETF (“QYLD”) invests in derivatives as well as other securities in an attempt to track the performance of the CBOE NASDAQ-100® BuyWrite Index (“BXN Index”). The sole derivatives used by the QYLD in the most recent fiscal year were call options on the NASDAQ-100® Index. Consistent with its investment strategy, the QYLD wrote (sold) a succession of one-month call options on the BXN Index and covered such options by holding the securities underlying the options written. The use of the call options helped the QYLD closely track the performance of the BXN Index. This type of discussion will be included in the next shareholders’ and future annual reports.
Comment 5:	Portfolio of Investments: Please disclose the name of the issuer(s) of preferred stock held by each Fund, and add include interest rates.
Response:	The name of each issuer of preferred stock, accompanied by the interest rate of the preferred stock, held by a Fund at the end of its applicable reporting period will be included in the next shareholders’ report and future shareholders’ reports.
Comment 6:	Statements of Changes in Net Assets: For any Fund that makes a distribution that constitutes a return of capital, please indicate how the Fund has complied with the Section 19(a) requirement to notify shareholders.
Response:	Each Fund discloses the source or sources of the nature of dividend and distribution payments it makes on the Trust’s web site. See http://reconfunds.com/news/2016-01-25-1017.html.
Comment 7:	Notes to Financial Statements – Note 1:
Note 1 discloses that the Recon Capital NASDAQ 100 Covered Call ETF’s index is the “CBOE NASDAQ Buy-Write Index”. The prospectus dated October 15, 2015 discloses the index as the CBOE NASDAQ-100 BuyWrite V2 Index. Please explain this discrepancy. We note that the old index is used throughout the annual report, such as in the MDFP. If the index changed on 9/28/15, the annual report as of 10/31/15 should contain the new index.

Response:	The following disclosure was contained in the prospectus filed 497 on 7/30/2015: QYLD tracked the CBOE NASDAQ Buy-Write Index (BXN Index). from its existence through 9/28/2015. The BXN Index measures the performance of a theoretical portfolio that owns a portfolio of the stocks included in the NASDAQ-100 Index, and "writes" (or sells) NASDAQ-100 Index covered call options. The CBOE modified the BXN Index when it created the CBOE NASDAQ 100 BuyWrite V2 Index (BXNT) by using covered call options that are held until one day prior to the expiration date and are liquidated at a volume-weighted average price determined at the close. The BXNT did not exist prior to 9/28/2015, which is why the 10/31/2015 annual report includes the BXN. The QYLD was only tracking the BXNT for a one-month period and thus there was minimum impact of the change of indexes for that short of a period. Going forward, QYLD will show the performance of the BXN from its inception through 9/28/2015 and the performance of the BXNT from 9/29/2015 to the end of the relevant period.
Comment 8:	Notes to Financial Statements – Note 2 – Securities Valuation: Please enhance the discussion of securities valuation by describing fair valuation. Please indicate that if there has been no sale or official closing price for a security on a particular day, then the Fund will use the bid/ask price to value that security.
Response:	The next shareholders’ report and future shareholders’ reports will include in Note 2 enhanced disclosure about the fair valuation process that may from time to time be employed to value portfolio securities. If applicable, the disclosure will indicate that if there has been no sale or official closing price for a particular security on a particular day, one of the factors that the Fund will use to estimate the market price of that security is the midpoint of the bid/ask price of that security.
Comment 9:	Notes to Financial Statements – Note 3 – Investment Advisory and Supervisory Agreements: Please explain which of the Funds’ expenses are not covered by the management fees paid to the Adviser including acquired fund fees and expenses (“AFFE”).
Response:	In each Supervision Agreement between the Adviser and a Fund, the Adviser is contractually obligated to pay certain Fund expenses but not all of the types of Fund expenses. Specifically, the Adviser is not obligated to pay the following expenses of each Fund:

•	taxes and governmental fees,
•	brokerage fees, commissions and other portfolio transaction expenses,
•	costs of borrowing money (including interest expenses),
•	extraordinary expenses (including expenses incurred in connection with litigation, proceedings, other claims and the legal obligations of the Fund to indemnify the Trust’s trustees, officers, employees, shareholders, distributors, and agents with respect thereto;),
•	organizational and offering expenses of the Trust and each Fund, and any other expenses which are capitalized in accordance with generally accepted accounting principles), and
•	costs and/or fees, including legal fees, incident to meetings of the Trust’s shareholders, the preparation, printing and distribution of Fund product descriptions for distribution to shareholders or authorized participants, notices and proxy statements and reports of the Trust to its shareholders, the filing of reports with regulatory bodies, the maintenance of the Trust’s existence and qualification to do business, and the expenses of issuing, redeeming, registering and qualifying for sale, Fund shares with federal and state securities authorities.
In addition, the Advisor is not obligated to pay a Fund’s AFFE if in fact there are such indirect expenses. The next shareholders’ report and future shareholders’ reports will list these expenses.
Comment 10:	Notes to Financial Statements – Note 7: Please explain how each Fund actually used derivatives to meet its objectives and strategies during the period. See letter from the SEC to the Investment Company Institute (July 30, 2010) regarding derivatives-related disclosures and whether such disclosure will be included in each Fund’s next shareholders’ report and future shareholders’ reports.
Response:	QYLD invested in derivatives in the form of call options as part of its investment strategy to track the performance of the BXN Index. The sole type of derivative used by the QYLD in the most recent fiscal year were call options on the NASDAQ-100® Index. Consistent with its investment strategy, the QYLD wrote (sold) a succession of one-month call options on the BXN Index and covered such options by holding the securities underlying the options written. The use of the call options helped the QYLD track the performance of the BXN Index. The DAX and FTSE did not invest in derivatives during the fiscal year ended October 31, 2015. The next shareholders’ report and future shareholders’ reports of QYLD (and other Funds if applicable) will contain disclosure about the use of derivatives.

Comment 11:	Notes to Financial Statements – Note 10: Please amend the Trust’s most recent N-SAR filing to include the letter from the former accountant. See Item 304(a)(3) of Regulation S-K, which requires the Trust to (a) request the former accountant to furnish the registrant with a letter addressed to the SEC stating whether it agrees with the statements made by the registrant in response to Item 304(a) and, if not, stating the respects in which it does not agree, and (b) file the former accountant’s letter as an exhibit to the report or registration statement containing this disclosure. Please also respond to the questions in Item 304(a)(3) of Regulation S-K.
Response:	We have contacted Mr. Anthony J. DeCandido of RSM US (formerly McGladrey & Pullen) (“Former Accountant”) to request the letter discussed in your Comment 11. As soon as we are in receipt of the letter, we will promptly make the filings noted in your Comment 11.
The Former Accountant was dismissed for providing poor service.
The Former Accountant did not audit the financial statements of any Fund because it was dismissed before the Trust’s first fiscal year end (October 31, 2014).
The decision to change accountants was approved by the Trust’s Audit Committee.
During the relevant period including the interim period between appointment and dismissal, there were no disagreements involving any Fund with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.
Comment 12:	Trustees and Officers of the Trust: Please include a statement that the Trust’s Statement of Additional Information (“SAI”) includes additional information about the Trust’s trustees and is available, without charge, upon request, and a toll-free (or collect) telephone number for shareholders to call to request the SAI. See Item 27(b)(6).
Response:	The next shareholders’ report and future shareholders’ reports will include the statement referenced in your Comment 12.
Comment 13:	Supplemental Information – Frequency Distribution of Premiums and Discounts (unaudited):

Page 32-	Frequency Distribution of Premiums and Discounts: Page 32 discloses that the market price is generally determined using the midpoint between the highest bid and lowest offer on the stock exchange on which the shares of the fund are listed for trading. Please explain why the average annual return chart for each fund calculate market price using the closing price?

Response:	Frequency distribution charts and performance returns are two different measurements. Frequency distribution charts present information about the difference between the daily market price for shares of an ETF and the ETF’s reported net asset value. Investors and analysts find this information useful for a variety of reasons including evaluating how well the arbitrage mechanism is functioning. For example, ETFs with highly liquid portfolios would be expected to have lower premiums and discounts. As noted on page 32 of the Annual Report, the market price for these calculations generally is determined using the midpoint between the highest bid and the lowest offer.
The average annual return of an ETF is an entirely different measurement. It is calculated consistent with requirements in Form N-1A. How the premiums and discounts of a given ETF are calculated generally are not considered when calculating the average annual return of the ETF because they are different measurements used for different purposes.

Form N-PX/A

Comment 1:	Please provide each Fund’s proxy voting record separately. See Instruction 1 to Item 1 of Form N-PX, which provides that “[i]n the case of a registrant that offers multiple series of shares, provide the information required by this Item separately for each series.” In addition, please explain why it was necessary to amend the most recently filed Form N-PX.
Response:	The next Form N-PX and future Form N-PXs for each Fund will report separately the Fund’s proxy vote.
The Trust last filed its Form N-PX on August 31, 2015. That filing was missing certain information relating to the voting of shares of issuers in the Funds’ portfolio because a service provider (“Prior Service Provider”) did not provide such information in a timely manner. An amended Form N-PX was filed on September 16, 2015 that contained all of the required information. The Trust expects to file its next Form N-PX containing all of the required voting information by August 31, 2016, since it has replaced the Prior Service Provider.

40-17G

Comment 1:	Please include a copy of the resolution of a majority of the board of trustees who are not “interested persons” of the Trust approving the form and amount of the fidelity bond filed on April 10, 2015, and a statement as to the period for which premiums have been paid. See Rule 17g-1(g)(1).
Response:	It is our belief that the Fidelity Bond Policy and related Joint Insureds Agreement were approved by a majority of independent Trustees at the March 2015 Board of Trustees. This belief is based on the meeting agenda and minutes which indicate such approval. At this time, the resolutions for such approvals have not been located.
Specifically, the agenda for the March 2015 Board of Trustees meeting includes “Approval of D&O/E&O Insurance and Fidelity Bond Policy and Joint Insureds Agreement”. The minutes of this meeting refer to “insurance” three times: under "Insurance Presentation"; Executive Session, stating “… An executive session convened. ... renewal of Insurance was discussed during the session.”; and finally at the end of the minutes, this statement from then Trust Counsel, “Ms. Fumai reminded Mr. Paolella to get more D&O/E&O Insurance when total assets under management reach $50 million.”
The next Form 40-17G and future Form 40-17G filings consistent with Rule 17g-1 will contain Board resolution approving the fidelity bond, its amount and the statement required by that Rule.

* * * *

We have been authorized to acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Trust may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (203) 900-1400 or Mr. Strench at (202) 973-2727.

Sincerely,

/s/ Garret Paolella

Garrett Paolella

cc:	Bibb L. Strench, Esq. Thompson Hine LLP